April 21, 2021

VIA EDGAR

Mr. Donald Field

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street N.E.

Washington, D.C. 20549

Re:	MDC Partners Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 29, 2021
File No. 333-252829

Dear Mr. Field:

On behalf of MDC Partners Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-4 filed with the Commission on March 29, 2021 (the “Registration Statement”) contained in your letter dated April 13, 2021 (the “Comment Letter”), set forth below is the Company’s response to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein shall have the same meaning set forth in Amendment No. 2.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the Company’s response.

Proposals, page 35

1.

We note your response to our prior comment 18 and reissue in part. With respect to each proposal, we note that you have added additional disclosure regarding votes expected to be cast in favor. In certain cases, it is unclear the voting power attached to certain classes of outstanding securities and how such voting intention would affect obtaining the required vote. Please revise to clarify in greater detail how the disclosed voting intentions directly correlate to obtaining the disclosed required vote, so that readers can appreciate how assured each of these proposals may be.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 136 to 146 of Amendment No. 2 to indicate how the voting intentions correlate to obtaining the disclosed required vote for each Proposal.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 86

2.	Refer to footnote 5(k) - We note your response and the revisions made to page 89 in response to comment 8. However, we are still unclear as to how you determined the fair value of the non-controlling interest and the related adjustments of $29,822 and $354,714 that were made in the pro forma balance sheet. Please explain in further detail how you calculated or determined each of these adjustments and provide us with any related computations prepared in determining each of these pro forma adjustments..

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 89 of Amendment No. 2 to expand the disclosure for the calculation of the fair value of the non-controlling interest and other proforma adjustments.

The Company has also provided the following additional information to supplement the Staff’s understanding of certain adjustments included in footnote 5(k):

5(k)i – Noncontrolling interest – The adjustment of $29,822 to recognize the fair value of noncontrolling interests was determined by multiplying the fair value of entities not wholly-owned by MDC by the minority interest percent of ownership.

5(k)iv – The Company refers the Staff to its expanded disclosure revised to include the components of the adjustment of $354,714 to noncontrolling interest.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 89

3.	Refer to footnote 6(a) - We note your response and your revisions to footnote 6(a) but are unclear as to how the MDC share price of $2.51 resulted in recognition of pro forma compensation expense of $29.7 million for Stagwell awards tied to closing of the merger transaction. Please revise to explain in further detail how you calculated or determined the $29.7 million of compensation expense reflected in adjustment 6(a). As part of your revised disclosure, please indicate the number of awards vesting as a result of the merger, explain the basis for the use of an MDC share price of $2.51 and explain how these factors resulted in the determination of $29.7 million of compensation expense.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 2 to expand the disclosure to provide details of the calculation of the proforma compensation expense. The Company highlights for the Staff that the compensation expense is for new and/or modified awards to corporate and brand employees of Stagwell that will be issued at the closing of the Proposed Transactions. The compensation expense is calculated as the number of units (11,703,771) multiplied by New MDC's share price of $2.51, which is considered the grant date fair value for all the awards in accordance with ASC 718 and ASC 710.

4.	Refer to footnote 6(b) - We note your response to comment 10 and the revisions to footnote 6(b) but are still unclear as to how you calculated or determined the $11,329 increase to rent expense in connection with MDC's leases. Please supplementally provide us with your computation of this adjustment and revise to disclose the specific assumptions that were used in computing this portion of pro forma adjustment 6(b).

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 2 to expand the disclosure detailing the calculation of the incremental rent expense, including the assumptions utilized.

5.	Refer to footnote 6(d) - We note your response and the revisions made to footnote 6(d) in response to comment 11 but are still unclear as to how certain components of adjustment 6(d) were determined. Please revise to disclose the method and period over which the $26,108 consent fee is being amortized to expense and indicate what portion of the $18,301 is comprised of this amortization expense.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 91 of Amendment No. 2 to expand the disclosure detailing the components of the adjustment. The Company further notes for the Staff that it has updated the periodic amortization of the capitalized consent fees ($7,641) and the impact of a 100 basis point increase from 6.5% to 7.5% in the interest rate ($8,700) to $16,341 from $18,301.

6.	Refer to footnote 6(f) - Please revise footnote 6(f) to disclose the amount of this adjustment that relates to the reversal of MDC's valuation allowance. Also, please explain the significant assumptions (i.e., amount of partnership losses excluded from tax expense calculation and related tax rate) that resulted in the remaining portion of this pro forma adjustment.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 91 to 92 of Amendment No. 2 to i) disclose the amount of the income tax adjustment related to the reversal of MDC’s valuation allowance, ii) disclose the partnership related income and expenses excluded from the tax expense calculation and iii) provide additional detail about the remaining components of the pro forma adjustment.

The Company has also provided the following additional information to supplement the Staff’s understanding of the adjustments included in footnote 6(f):

6(f)i – As disclosed in footnote 6(f)i, the Company reversed its previously recorded valuation allowance of $130,911 because it expects the corresponding deferred tax assets will be realized by the Combined Company in future periods. The significant assumption underlying the disclosure results from application of acquisition accounting principles under ASC 805 as well as the accounting principles for income taxes under ASC 740, as discussed below.

As the Proposed Transaction is deemed a non-taxable transaction, the Proposed Transaction does not result in a step up in tax basis of MDC’s assets and liabilities. As a result, the step up to fair value to the book basis of MDC’s intangible assets as required by ASC 805, results in an increase in deferred tax liabilities driven by the book / tax basis difference in the related intangible assets.

The amortization of the intangible assets in future periods is expected to result in the reversal of the recorded deferred tax liabilities and will be treated as a source of income under ASC 740 to determine whether the Company’s existing deferred tax assets may be realized. The reversal of the deferred tax liabilities is sufficient to recover the value of the deferred tax assets and eliminates the need for a valuation allowance.

6(f)ii – As disclosed in footnote 6(f)ii, the adjustment reflects the tax benefit for the following transaction-related expenses:

•	A tax	benefit of $8,213 related to stock compensation expense for awards granted to certain Stagwell employees as part of the business combination. The benefit is calculated at the blended combined federal and state statutory tax rate of 27.7% on $29,652 of compensation expense. For further detail about the stock compensation charge recorded, please refer to the Company’s discussion in footnote 6(a).

•	A tax	benefit of $5,721 for a total additional interest expense of $20,656, consisting of $7,641 periodic amortization of the Consent Solicitation Consideration of $26,108 paid to holders of $870 million aggregate principal amount of the Senior Notes, $8,700 associated with the 100 basis point increase in the interest rate on the Senior Notes and $4,315 of interest expense related to the Stagwell’s Term Loan Credit Agreement. For further detail regarding the additional interest expense, please refer to the Company’s disclosure in footnote 6(d).

•	A tax	benefit of $2,943 for transaction related professional fees incurred by MDC that are capitalized for tax purposes, resulting in a corresponding deferred tax asset.

6(f)iii – The adjustment represents the additional tax expense resulting from the allocation of profits and losses in proportion to MDC and Stagwell’s respective ownership interests in Opco.

The tax adjustment arises from the formation of Opco, which is treated as a partnership for tax purposes. Consistent with the provisions of the A&R OpCo LLC Agreement, profits and losses are allocated to Stagwell and New MDC as follows:

•	Profits of Opco will first be allocated to Opco Preferred Units, which mirror the rights, preferences and privileges of the Combined Company (“New MDC”) Preferred Shares (see table below).

•	The remaining profits and losses are allocated to MDC and Stagwell on a 26%/74% basis, respectively.

The tax impact of profits and losses allocable to Stagwell’s 74% interest that are sourced to non-corporate (i.e. passthrough entities for tax purposes) are not recorded in the combined financial statements. The taxes are reported directly by the Stagwell partners on their tax returns. Alternatively, the tax impact from profits and losses allocable to New MDC’s 26% interest are recorded in the combined financial statements. The table below summarizes the profits and losses as well as the related taxes.

Income before income taxes and equity in earnings of non-consolidated affiliates
	Passthrough Entities	Corporate Entities	Total per Proforma	Comments
MDC – Historical	$(58,001)	$(30,401)	$(88,402)	See Proforma Financial Statements
Proforma Adjustments	(139,541)	-	(139,541)	See Proforma Financial Statements
MDC - Adjusted	(197,542)	(30,401)	(227,943)
Stagwell – Historical	71,943	5,397	77,340	See Proforma Financial Statements
OpCo Combined Total	$(125,599)	$(25,004)	$(150,603)

Calculation of Tax Expense Adjustment for OpCo Partnership Income Allocation
MDC – Adjusted	$(197,542)
Preference Unity Allocation to MDC	(14,179)			Accretion on preference units to MDC Represents allocation of
				tax benefit to Stagwell resulting in additional tax expense in New MDC financial Statements
MDC – Adjusted allocated to Stagwell	(211,721)	-74%	156,674
Stagwell – Historical Allocated to MDC	71,943	26%	18,705
Total Allocation Adjustment	(139,778)		175,379
Blended Statutory Tax Rate			27.7%
Tax Expense Adjustment at New MDC			$48,579

6(f)iv – As disclosed in footnote 6(f)iv, the adjustment reflects the net tax impact of MDC’s Redomiciliation into the U.S. from Canada consisting of the following components:

•	$20,967 of tax expense attributable to Canadian capital gains tax

•	$947 tax benefit due to the reversal of foreign exchange gains recorded at the blended federal and state statutory tax rate of 27.7%.

•	$4,697 of tax benefit due to the elimination of U.S. Base Erosion and Avoidance Tax (“BEAT”) related to intercompany interest payments

•	$2,356 of additional U.S. tax expense for Global Intangible Low-Taxed Income (“GILTI”) related to former Canadian Controlled Foreign Corporations transferred to the U.S. in the Redomiciliation.

7.	Refer to footnote 6(g) - We note your response to comment 13 and the revisions to footnote 6(g) made in response to our comment but are still unclear as to how this adjustment was determined. Please revise to disclose the amount of OpCo's net income for the period to which Stagwell is entitled to 74%. Also, please disclose the amount of annual accretion on the Company's Series 4 and 6 Preferred shares and explain how this accretion was calculated or determined. In addition, disclose the effect of tax attributes that are included in this adjustment and explain how they were determined. Also, please supplementally provide us with your computations of all components of this pro forma adjustment.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 92 of Amendment No. 2 to (i) disclose the calculation of the combined earnings of OpCo which is attributable to common units for which Stagwell is entitled to 74%, (ii) disclose how the annual accretion on the Series 4 and Series 6 Preferred Shares was determined and (iii) disclose the effect of tax attributes included in the adjustments and how they were determined.

Please refer to the table below for a summary of all calculations.

Calculation of Adjustment for Stagwell’s Noncontrolling Interest for 2020
Net Income (Loss) attributable to Company – MDC Partners Historical		$(228,971)
Net Income (Loss) attributable to Company – Stagwell Historical		56,356
Net Income – Transaction Adjustments	(40,226)
Less: New MDC Tax Benefit of Passthrough income included in Transaction Adjustments	(6,139)
Transaction Adjustments solely attributable to OpCo	(46,365)	(46,365)
OpCo Net Income (Loss) attributable to Preference and Common Units		(218,980)
Less: MDC Preference Unit Returns		(14,179)
OpCo Net Income (Loss) attributable to OpCo Units		(233,159)
Stagwell’s Ownership Percentage of Common Units		74%
Stagwell’s NCI Adjustment for 2020		$(172,538)

Preferred Share Valuation – Series 4 Goldman March 7, 2017

USD$
Preferred Shares Issued	95,000
Annual discount rate	8.00%

Note – Compound quarterly; Accretion ends after year 5

Period	Days (360)	Accretion	Value
12/31/2019			$118,750,536
1/31/2020	30	$791,670	119,542,206
2/29/2020	30	791,670	120,333,876
3/31/2020	30	791,670	121,125,546
4/30/2020	30	807,504	121,933,050
5/31/2020	30	807,504	122,740,554
6/30/2020	30	807,504	123,548,057
7/31/2020	30	823,654	124,371,711
8/31/2020	30	823,654	125,195,365
9/30/2020	30	823,654	126,019,018
10/31/2020	30	840,127	126,859,145
11/30/2020	30	840,127	127,699,272
12/31/2020	30	840,127	128,539,399
		$9,788,863

Preferred Share Valuation – Series 6 Stagwell March 14, 2019

USD$
Preferred Shares Issued	50,000
Annual discount rate	8.00%

Note – Compound quarterly; Accretion ends after year 5

Period	Days (360)	Accretion	Value
12/31/2019			$53,260,850
1/31/2020	30	$355,072	53,615,923
2/29/2020	30	355,072	53,970,995
3/31/2020	30	355,072	54,326,067
4/30/2020	30	362,174	54,688,241
5/31/2020	30	362,174	55,050,415
6/30/2020	30	362,174	55,412,589
7/31/2020	30	369,417	55,782,006
8/31/2020	30	369,417	56,151,423
9/30/2020	30	369,417	56,520,841
10/31/2020	30	376,806	56,897,646
11/30/2020	30	376,806	57,274,452
12/31/2020	30	376,806	57,651,257
		$4,390,407

Income before income taxes and equity in earnings of non-consolidated affiliates
	Passthrough Entities	Corporate Entities	Total per Proforma	Comments
MDC – Historical	$(58,000)	$(30,402)	$(88,402)	See Proforma Financial Statements
Proforma Adjustments	(139,542)	-	(139,542)	See Proforma Financial Statements
MDC - Adjusted	(197,542)	(30,402)	(227,944)
Stagwell – Historical	71,943	5,397	77,340	See Proforma Financial Statements
OpCo Combined Total	$(125,599)	$(25,005)	$(150,604)

New MDC Tax Benefit of Passthrough income included in Transaction Adjustments
	Passthrough Entities Only	Tax Effected at 27.7%
MDC – Historical Income (Loss) before Taxes	$(58,000)
Proforma Adjustments to Income (Loss) before Taxes	(139,542)
MDC – Adjusted Income (Loss) before Tax	(197,542)	$(54,719)
Adjustment 6(f)(iii) – Tax Impact of Forming OpCo as Partnership with Stagwell	175,379	48,579
Tax Benefit of MDC and Proforma – Adjusted Passthrough Income (Loss)	(22,163)	$(6,139)
Blended federal and state statutory tax rate	27.70%
Tax Benefit of New MDC OpCo Passthrough Income (Loss) for 2020	$(6,139)

2020 Non-Employee Director Awards, page 201

8.	We note your response to our prior comment 27 and reissue. Please revise to identify and detail if any awards will vest based upon the expected composition of the new Combined Company board. In this regard, we note that you have provided additional narrative disclosure regarding the treatment of different director groups but you have not specifically disclosed if specific awards related to specific directors will vest based upon the expected composition of the new Combined Company board.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 202 to 203 of Amendment No. 2 to include additional detail on the vesting of specific awards..

Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders, page 278

9.	We note that the tax opinions filed as Exhibits 8.1 and 8.2 are short-form tax opinions. The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise the respective sections and have counsel revise their respective tax opinions to state clearly that the tax consequences discussed in the respective sections are counsel’s opinion. A description of the law is not sufficient. Refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Response:

The Company has updated the disclosure on pages 280 and 285 of Amendment No. 2 to state that the tax consequences discussed in the respective sections are counsel’s opinion. The Company will file revised tax opinions in a subsequent amendment.

10.	Please refer to Exhibit 8.2 and opinion paragraphs (1) and (2). We note that the opinion paragraphs focus on the tax treatment of the redomiciliation and reorganization from a high level. Item 601(b)(8) of Regulation S-K is focused on the tax consequences to investors and representations related to those tax consequences. Please have counsel revise all three opinion paragraphs so that they appropriately cover all material tax consequences discussed in the prospectus.

Response:

The Company will file a revised Exhibit 8.2 in a subsequent amendment to cover the material tax consequences discussed in this Prospectus/Proxy Statement, including the tax consequences to investors and representations related to those tax consequences.

11.	Please refer to Exhibit 8.2 and opinion paragraph (3). We note that the referenced tax sections in opinion paragraph (3) don't align with any sections in the prospectus. Please have counsel revise as applicable. This comment also applies to Exhibit 8.1, paragraph 2.

Response:

The Company will file revised Exhibits 8.1 and 8.2 in a subsequent amendment to align with the disclosures in this Prospectus/Proxy Statement.

Certain Canadian Federal Income Tax Considerations for MDC Canada Shareholders, page 284

12.	We note that the header refers to "certain" and that the introductory sentence states that the summary describes the "principal" Canadian federal income tax considerations. Please revise to clarify that the summary describes the material Canadian federal income tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response:

The Company will revise the disclosure on page 285 of Amendment No. 2 to clarify that the summary describes the material Canadian federal income tax considerations in a subsequent amendment.

13.	We note your disclosure that this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Investors are entitled to rely on the opinion as expressed. Please remove this inappropriate limitation on reliance. This comment also applies to the closing paragraphs of Exhibits 8.1 and 8.2. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response:

The Company has updated the disclosure on pages 285-286 of Amendment No. 2 to remove the limitation on reliance specified in the Staff’s comment and will file revised Exhibits 8.1 and 8.2 in a subsequent amendment to reflect the same.

Stagwell Marketing Group LLC and Subsidiaries Consolidated Financial Statements Notes to Consolidated Financial Statements.

Note 10. Intangible Assets, Net, page F-28

14.	It appears that you have omitted tables reflecting the various categories of intangible assets included in your consolidated balance sheets as of December 31, 2020 and 2019 and the related gross carrying amounts, accumulated amortization, net carrying amounts and the weighted average amortization periods consistent with those disclosed in Note 10 on page F-73. Please revise to include tables reflecting this information in Note 10 to your audited financial statements for the years ended December 31, 2020 and 2019. Refer to the disclosure requirements in ASC 350-30-50-2.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-28 to F-29 of Amendment No. 2.

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 225-2522 or by email at kspoerri@cgsh.com.

Sincerely,

/s/ Kimberly R. Spoerri
Kimberly R. Spoerri

cc:	Blaise Rhodes, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
Mara Ransom, Securities and Exchange Commission
David Ross, MDC Partners Inc.
Mark Penn, Stagwell Media LP
Christopher Giordano, DLA Piper LLP
Paul M. Tiger, Freshfields
Bruckhaus Deringer US LLP